AB 3/26/03

03014370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-043981~~

8-50389

ANNUAL AUDITED REPORT
~~FORM X-17a-5~~
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Shay Financial Services, Inc.

OFFICE USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 18 2003 WASH, D.C. 165 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Freeport Parkway South
(No. and Street)

Irving	Texas	75063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza (305)-507-1536
(Are Code – Telephone No.)

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Report of Independent Auditors

The Stockholder
Shay Financial Services, Inc.

We have audited the accompanying statement of financial condition of Shay Financial Services, Inc. (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 14, 2003

Shay Financial Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 386,513
Receivables:	
Brokers and dealers	4,931,750
Interest-only strips	177,294
Interest	5,051
Mutual fund distribution fees	594,512
Securities purchased under agreements to resell	17,325,301
Securities owned ($2,793,000 pledged as collateral)	6,151,613
Investments	1,141,502
Total assets	$30,713,536
Liabilities and stockholder's equity	
Short-term bank borrowings	$ 2,000,000
Payables:	
Affiliate	3,151,423
Interest	5,291
Other	141,529
Securities sold under agreements to repurchase	17,324,983
Securities sold, not yet purchased	1,090,310
Total liabilities	23,713,536
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,999,000
Total stockholder's equity	7,000,000
Total liabilities and stockholder's equity	$30,713,536

See accompanying notes.